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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48908

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/2007___ AND ENDING ___06/30/2008___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BECKER & SUFFERN, LTD

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC
Mail Processing
Section

AUG 27 2008

___1245 WEST CAUSEWAY___
(No. and Street)

___MANDEVILLE, LOUISIANA   70471___
(City)   (State)

Washington, DC
103   . (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___PATRICK W. SUFFERN___   ___985-674-9120___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KUSHNER, LAGRAIZE, LLP___
(Name – if individual, state last, first, middle name)

___3330 WEST ESPLANADE AVE, SUITE 100___   ___METAIRIE, LOUISIANA   70002___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __PATRICK W. SUFFERN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BECKER & SUFFERN, LTD__ , as of __JUNE 30__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

Signature

__PRESIDENT__
Title

Notary Public

EDWARD T. SUFFERN, JR.
NOTARY PUBLIC, BAR NO. 14458
MY COMMISSION IS FOR LIFE.

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BECKER & SUFFERN, LTD.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the Year Ended June 30, 2008

BECKER & SUFFERN, LTD.
TABLE OF CONTENTS
June 30, 2008



Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY., CPA

Members
American Institute of CPA's
Society of Louisiana, CPA's

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Becker & Suffern, Ltd.

We have audited the accompanying statement of financial condition of Becker & Suffern, Ltd., as of June 30, 2008, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year ended June 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Becker & Suffern, Ltd., as of June 30, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kushner LaGraize, LLC

Metairie, Louisiana
August 22, 2008

BECKER & SUFFERN, LTD.

STATEMENT OF FINANCIAL CONDITION
June 30, 2008

ASSETS

Cash	$ 23,985
Commissions receivable	7,575
Deposits with clearing organization	25,000
Secured demand notes collateralized by cash/marketable securities (see Note 3)	45,000
	$ 101,560

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Federal income tax payable	$ 225
	225
COMMITMENT	
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (see Note 3)	45,000
STOCKHOLDERS' EQUITY	
Common stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding	25,000
Retained earnings	31,335
	56,335
	$ 101,560

BECKER & SUFFERN, LTD.

STATEMENT OF INCOME
For the Year Ended June 30, 2008

COMMISSION AND FEE INCOME	$ 2,571,174
EXPENSES	
Salaries and benefits	1,151,313
Management fees	726,425
Dues and subscriptions	21,373
Insurance	22,356
Other	9,659
Overpayment and corrections	4,662
Payroll taxes and licenses	44,613
Professional services	494,785
Profit-sharing plan contribution	42,000
Promotions	350
Rent	48,000
	2,565,536
INCOME BEFORE INCOME TAX EXPENSE	5,638
INCOME TAX EXPENSE	91
NET INCOME	$ 5,547

BECKER & SUFFERN, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2008

	Common Stock	Retained Earnings	Total
Balance at June 30, 2007	$ 25,000	$ 30,388	$ 55,388
Net income	-	5,547	5,547
Dividends paid	-	(4,600)	(4,600)
Balance at June 30, 2008	$ 25,000	$ 31,335	$ 56,335

BECKER & SUFFERN, LTD.

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2008

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net income	$	5,547
Adjustments to reconcile net income		
to net cash provided by (used in) operating activities		
Decrease in operating assets		
Commissions receivable		29,825
Decrease in operating liabilities		
Profit-sharing payable		(8,000)
Other liabilities		(1,754)
NET CASH PROVIDED BY OPERATING ACTIVITIES		25,618
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Dividends paid		(4,600)
NET CASH NEEDED IN INVESTING ACTIVITIES		(4,600)
NET INCREASE IN CASH		21,018
CASH, BEGINNING OF YEAR		2,967
CASH, END OF YEAR	$	23,985

SUPPLEMENTAL DISCLOSURES

- There were no cash payments for interest expense during the year ended June 30, 2008.

- Payments for income taxes during the year ended June 30, 2008 were $186.

BECKER & SUFFERN, LTD.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended June 30, 2008

Subordinated liabilities at June 30, 2007	$	45,000
Change during the year		-
Subordinated liabilities at June 30, 2008	$	45,000

BECKER & SUFFERN, LTD.
NOTES TO FINANCIAL STATEMENTS
June 30, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Becker & Suffern, Ltd. (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Nature of Operations

The Company was incorporated as a broker and dealer in securities on October 12, 1995, primarily serving customers in Southeastern Louisiana. Revenues are generated via two basic methods: commissions earned for transactions handled on behalf of customers, and asset based fees based on existing client balances. The Company operates as a nonclearing broker and, as such, has an agreement with a third-party broker/dealer to act as the Company's clearing broker to carry and clear its customers' margin and cash accounts and transactions on a fully-disclosed basis.

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no material deferred tax assets or liabilities on June 30, 2008.

For the period ended June 30, 2008, the Company recorded income tax expense of $91. The actual expense differs from the amount computed by applying the combined federal and state statutory income tax rates to income before income tax expense. These differences are primarily due to certain nondeductible expenses and the utilization of federal income tax credits related to Hurricane Katrina.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission Income and Expenses

Commission income and expenses from several types of securities transactions executed on behalf of customers are recorded on a settlement date basis, generally within three business days following the transaction date.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be "cash equivalents". There were no cash equivalents at June 30, 2008.

Fair Value of Financial Instruments

All of the company's financial assets and liabilities are carried at fair value or at amounts, which because of their short-term nature, approximate current fair value.

NOTE 2 - DEPOSITS WITH CLEARING ORGANIZATION

A security deposit in the amount of $25,000 is required by the Company's third-party broker/dealer, which acts as its clearing broker. This deposit is recorded at cost.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Two $22,500 subordinated notes payable at June 30, 2008, are outstanding pursuant to secured demand note collateral agreements for equity capital originally dated January 17, 1996. The subordinated liability is noninterest-bearing, is payable to stockholders of the Company and matures June 30, 2011. The secured demand notes are collateralized by marketable equity securities with a market value of approximately $102,116 at June 30, 2008.

The secured demand note collateral agreements for equity capital have been approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is a registered broker and dealer in securities and is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under the Uniform Net Capital Rule a broker and dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Uniform Net Capital Rule, of $50,000 or 6.67 percent of aggregate indebtedness, as defined, whichever is greater. The Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At June 30, 2008, the net minimum capital requirement was $50,000 which the Company exceeded by $51,335. The ratio of aggregate indebtedness to net capital was 0.004 to 1.0 at June 30, 2008.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the year ended June 30, 2008, $726,425 was paid to a company affiliated with Becker & Suffern, Ltd., through common ownership for management fees and reimbursement of operating costs. Becker & Suffern entered into a formal agreement with this affiliated Company commencing January 1, 2005, to provide maintenance services, management and administrative services as well as retirement plan accounting and consulting services. Consideration for these services is payable at $50,000 per month. In addition to this monthly consideration, additional amounts can be billed for services outside of those specifically stated in the agreement.

The Company leases equipment and office space from a limited liability company controlled by two of the stockholders. The lease is for a term of one year and automatically renews annually. During the year ended June 30, 2008, rent in the amount of $48,000 was paid on this lease. Future minimum lease payments under the terms of the lease agreement are as follows:

Year Ending	Amount
June 30, 2009	$48,000

During the year ended June 30, 2008, $480,233 was paid to a company affiliated with Becker & Suffern, Ltd., through common ownership for professional services. Becker & Suffern entered into a formal agreement with this affiliated Company commencing January 1, 2006, to provide marketing and management services. Consideration for these services is payable at $120,000 per quarter. In additional to this quarterly consideration, additional amounts can be billed for services outside of those specifically stated in the agreement. The term of the agreement is for one year commencing January 1, 2006 and shall continue for like year terms thereafter until terminated by either party giving at least sixty days written notice.

NOTE 6 - PROFIT-SHARING PLAN

The Company maintains a defined contribution 401(k) profit-sharing plan covering substantially all full-time employees at least 21 years of age who have completed at least one year of service. Contributions to the plan are made based on participants' compensation at the discretion of the Company. The plan also provides for discretionary company matching of employees' salary deferral up to 6 percent of employee compensation per year. The Company's contributions to the profit-sharing plan for the year ended June 30, 2008, totaled $42,000.

SUPPLEMENTAL INFORMATION

BECKER & SUFFERN, LTD.
SCHEDULE I
COMPUTATIONS OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended June 30, 2008

Stockholders' equity	$ 56,335
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	45,000
Net capital	101,335
Net capital requirement (greater of $50,000 or 6.67 percent of aggregate indebtedness)	50,000
Net capital in excess of requirement	$ 51,335
Aggregate indebtedness	$ 225
Ratio of aggregate indebtedness to net capital	0 .004 to 1.0

There is no material difference between the computation of net capital, the basic net capital requirement and aggregate indebtedness as presented herein and as reported by the Company in Part II of Form X-17A-5 as of June 30, 2008.

BECKER & SUFFERN, LTD.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended June 30, 2008

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions with customers through unaffiliated clearing organizations on a fully-disclosed basis.

During the year ended June 30, 2008, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

BECKER & SUFFERN, LTD.
SCHEDULE 3
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended June 30, 2008

Information for possession or control requirements:

	Market Value	Number of Items
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of June 30, 2008 (for which instructions to reduce to possession or control had been issued as of June 30, 2008), but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 30, 2007, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana, CPA's

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors of
Becker & Suffern, Ltd.

In planning and performing our audit of the financial statements of Becker & Suffern, Ltd. (the Company), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities & Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

15

recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control on the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or record financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kushner La Croix, LLC

Metairie, Louisiana
August 22, 2008

$\mathcal{END}$

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